RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Midtown Partners & Co., LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Midtown Partners & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Midtown Partners & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Midtown Partners & Co., LLC stated that Midtown Partners & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Midtown Partners & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midtown Partners & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC